EPHS Holdings, Inc.

5490 Notre Dame Est, Montreal

Quebec, Canada H1N 2C4

September 5, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:

John Dana Brown

Laura Nicholson

RE:

EPHS Holdings, Inc. (the “Company”)

Amendment No. 1 to Registration Statement on Form S-4

Filed August 22, 2019

File No. 333-232913

Ladies and Gentlemen:

This letter responds to the comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on September 4, 2019.  For your convenience, the Company’s responses are prefaced by the Commission’s comment in bold text.  All capitalized terms used herein and not defined herein shall have the meanings given to them in Registration Statement on Form S-4. Concurrently with submitting this letter, the Company is filing Amendment No. 2 to the Form S-4 (“Amendment No. 2”).

Amended Form S-4 Filed on August 22, 2019

Management’s Discussion and Analysis, page 68

1.

Please revise to provide disclosure for the two-year period required in Article 8 of Regulation S-X. Refer to Instruction 1 to Item 303(a) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comments has provided the disclosure as requested. Please see pages 69 and 70 of Amendment No. 2.

If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at 212-321-0091 or Michael Blankenship of Locke Lord LLP at (713) 226-1191.

Sincerely,

/s/ Gianfranco Bentivoglio
Gianfranco Bentivoglio
Chief Executive Officer and President

cc:

Michael Blankenship

Locke Lord LLP